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Exhibit 99.1

SECTION 13(r) DISCLOSURE

        During the year ended December 31, 2012, a European company in which our private equity funds have invested sold television content to the Islamic Republic of Iran Broadcasting ("IRIB") for less than €45,000. We have been advised by the company that it does not intend to sell any further content to the IRIB.

        A European subsidiary of a company in which our private equity funds have invested shipped a cancer drug to Medical Equipment and Pharmaceutical Holding Co. in June 2012. The company has informed us that anticipated gross revenue from such shipment was approximately €92,000.

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  Exhibit 99.1